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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly-Held Company
Corporate Taxpayers’ Registry (CNPJ/MF) No. 07.689.002/0001-89
Board of Trade (NIRE) No. 35.300.325.761

MATERIAL FACT

Embraer S.A. (“Company” or “Embraer”), in addition to the Material Fact disclosed by the Company on December 17, 2018 (“Material Fact”), hereby informs that, on the date hereof, the Brazilian Federal Government expressed its approval of the strategic partnership between Embraer and The Boeing Co., in accordance with the terms disclosed in the Material Fact (the “Transaction”).

The Transaction will only be consummated after the (i) ratification, by the Company’s Board of Directors, of the resolutions taken on December 17, 2018 and authorization to execute the Master Transaction Agreement, the Contribution Agreement and the other documents to be entered into in connection with the Transaction; (ii) resolution and approval of the Transaction by Embraer’s shareholders at an Extraordinary Shareholders’ Meeting; (iii) approval by antitrust authorities from Brazil, the United States of America and other applicable jurisdictions; and (iv) satisfaction of other conditions customary in similar transactions.

The Company will keep its shareholders and the market in general informed about any new material information with respect to the Transaction.

São José dos Campos, January 10th, 2019.

Nelson Krahenbuhl Salgado

Executive Vice-President of Finance and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer